June 11, 2013

VIA EDGAR

Ms. Tia L. Jenkins

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Vulcan Materials Company
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 28, 2013
File Number 001-33841

Dear Ms. Jenkins:

On behalf of Vulcan Materials Company (the “Company”), we are writing to advise you that the Company has received your letter, dated June 10, 2013, directed to the attention of Mr. Daniel F. Sansone, Chief Financial Officer of the Company. Pursuant to the letter, the Staff has requested additional information in connection with the above-referenced filing and that such information be provided within 10 business days from the date of the letter. Given the fact that we will need input from several individuals to complete a detailed and thorough response to the letter, the Company hereby requests that the Staff grant an extension to provide a response on or before July 10, 2013.

Please do not hesitate to contact me at (205) 298-3628 to discuss this matter or if you require additional information.

Sincerely yours,

/s/ Michael R. Mills

Michael R. Mills

Senior Vice President and General Counsel

cc:	Amy M. Tucker, Esq.